Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 3 DATED DECEMBER 15, 2017
TO THE PROSPECTUS DATED SEPTEMBER 1, 2017
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 1, 2017 as supplemented by Supplement No. 1, dated November 15, 2017 and Supplement No. 2, dated November 29, 2017 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price for each class of our common stock as of January 1, 2018;

•	the calculation of our November 30, 2017 net asset value ("NAV") per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	the status of the offering;

•	the increase in our monthly distributions; and

•	updated experts information.
January 1, 2018 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of January 1, 2018 (and redemptions as of December 31, 2017) is as follows:

Transaction Price (per share)
Class T	$7.4314
Class S	$7.4314
Class D	$7.4314
Class I	$7.4314
Class E	$7.4314
The transaction price for each of our share classes is equal to such class's NAV per share as of November 30, 2017. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.
November 30, 2017 NAV Per Share
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is (1) posted on our website at www.blackcreekdiversified.com and (2) made available on our toll-free, automated telephone line, (888) 310-9352. Please see "Net Asset Value Calculation and Valuation Procedures" in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our Independent Valuation Firm. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2017 and October 31, 2017.

The following tables set forth the components of NAV for the Company as of November 30, 2017 and October 31, 2017 (amounts in thousands, except per share information). As used below, “Fund Interests” means our outstanding shares of common stock, along with the OP Units held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

	As of November 30, 2017	As of October 31, 2017
Office properties	$1,150,150	$1,150,000
Industrial properties	85,050	85,050
Retail properties	879,500	879,450
Total investments	$2,114,700	$2,114,500
Cash and other assets, net of other liabilities	14,213	7,576
Debt obligations	(1,046,307)	(1,021,795)
Aggregate Fund NAV	$1,082,606	$1,100,281
Total Fund Interests outstanding	145,681	148,356

NAV Per Share as of November 30, 2017	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
Monthly NAV	$1,082,606	$15,589	$124	$18,724	$252,497	$710,891	$84,781
Fund Interests outstanding	145,681	2,098	17	2,520	33,977	95,661	11,408
NAV Per Share	$7.4314	$7.4314	$7.4314	$7.4314	$7.4314	$7.4314	$7.4314

NAV Per Share as of October 31, 2017	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
Monthly NAV	$1,100,281	$15,513	$124	$18,645	$254,140	$726,048	$85,811
Fund Interests outstanding	148,356	2,092	17	2,514	34,267	97,896	11,570
NAV Per Share	$7.4165	$7.4165	$7.4165	$7.4165	$7.4165	$7.4165	$7.4165
The November 30, 2017 valuation for our real properties was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted averages by property type.

	Office	Industrial	Retail	Weighted Average Basis
Exit capitalization rate	6.41%	7.23%	6.51%	6.48%
Discount rate / internal rate of return ("IRR")	7.32%	8.04%	7.03%	7.23%
Annual market rent growth rate	3.14%	2.85%	2.85%	3.01%
Average holding period (years)	10.1	10.8	10.1	10.1
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Weighted Average Values
Exit capitalization rate (weighted average)	0.25% decrease	2.71%	2.17%	2.38%	2.55%
	0.25% increase	(2.51)%	(2.01)%	(2.20)%	(2.36)%
Discount rate (weighted average)	0.25% decrease	2.04%	2.00%	1.92%	1.99%
	0.25% increase	(2.00)%	(1.95)%	(1.88)%	(1.94)%

The November 30, 2017 valuation of our debt obligations was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted average market interest rate used in the November 30, 2017 valuation was 3.25%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would increase the fair value of our debt obligations by approximately 0.23%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.24%.
Status of our Current Offering
As of December 1, 2017, we had raised gross proceeds of approximately $138.3 million from the sale of approximately 18.5 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $15.7 million. As of December 1, 2017, approximately $861.7 million in shares remained available for sale pursuant to this offering, including approximately $234.3 million in shares available for sale through our distribution reinvestment plan.
Monthly Distribution Increase
On December 11, 2017, our board of directors, including a majority of our independent directors, authorized a monthly distribution for our stockholders equal to $0.03125 per share of common stock, subject to adjustment for class-specific fees, to be paid on or about the last business day of January, February and March 2018 to each stockholder of record as of the close of business on the last business day of January, February and March 2018, respectively. The distribution is effective on the last business day of January 2018. For October, November and December 2017, our board of directors authorized a monthly distribution of $0.03000 per share of common stock, subject to adjustment for class-specific fees.
EXPERTS
The statements included in this Supplement under the caption “November 30, 2017 NAV Per Share” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

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